Filed by Tile Shop Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: JWC Acquisition Corp.

Commission File No. 000-54202

The press release set forth below was filed by JWC Acquisition Corp. on June 27, 2012 as Exhibit 99.2 to a Current Report on Form 8-K in connection with the proposed business combination among JWC Acquisition Corp., The Tile Shop, LLC and Tile Shop Holdings, Inc. An investor slide presentation that will be used in connection with presentations to certain existing and potential stockholders of JWC Acquisition Corp. was filed as Exhibit 99.1 to such Current Report on Form 8-K and is incorporated by reference into this filing.

THE TILE SHOP AND JWC ACQUISITION CORP. ANNOUNCE AGREEMENT FOR BUSINESS

COMBINATION VALUED AT APPROXIMATELY $500 MILLION

- Companies to Conduct Investor Conference Call on Wednesday, June 27, at 11:00 a.m. EDT -
- Transaction Provides The Tile Shop with Additional Access to Capital To Support Growth -
- Combined Company Expects to At Least Double Store Count Over Next Several Years -

Minneapolis, MN & Boston, MA – June 27, 2012 – The Tile Shop, LLC (The Tile Shop), a leading specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories, and JWC Acquisition Corp. (OTCBB: JWCA; JWCAW; JWCAU), a special purpose acquisition company, today announced a definitive agreement under which The Tile Shop will engage in a business combination with JWC Acquisition Corp.

The Tile Shop Highlights

•	Compelling unit economics – 40% average cash on cash return

•	Best-in-class margins – 28% Adjusted EBITDA* margin in 2011
•	Compelling same-store sales growth – 10 straight quarters
•	45% unit growth since 2008
•	Two-year revenue CAGR of 15% and projected long-term net income growth of 25%
•	Proprietary, vertically integrated supply chain provides compelling consumer value
•	Business combination valued at approximately $500 million on a fully diluted basis, implying a multiple of 9.8x projected 2012 Adjusted EBITDA and 8.3x projected 2013 Adjusted EBITDA

The Tile Shop and JWC Acquisition Corp. will combine under a new holding company, Tile Shop Holdings, Inc. (Tile Shop Holdings), which intends to apply to list its shares of common stock on the Nasdaq Stock Market under the symbol “TTS” upon the closing of the business combination. The Tile Shop, with 61 specialty retail stores in 20 states, is positioned to further execute on its profitable long-term growth strategy with greater access to capital to support future growth.

Bob Rucker, Chief Executive Officer and Founder of The Tile Shop, commented, “This transaction marks the next step in The Tile Shop’s evolution into the leading North American specialty retailer of tile. As a public company, we not only will continue with our self-funded store growth across the country, but also be better positioned to take advantage of additional resources to accelerate our growth as the demand for our products increases. The agreement with JWC Acquisition Corp. supports our ability to pursue attractive growth opportunities in both current and new markets. As we continue to expand and gain market share in this highly-fragmented market, we should be able to increase both sales and cash flow, which will enhance our profitability over time.”

The Tile Shop Financial Highlights and Initial Outlook

The Tile Shop reported net sales of $152.7 million for the year ended December 31, 2011, an increase of 12.8% from $135.3 million in 2010, and Adjusted EBITDA of $42.6 million, an increase of 10.7% from $38.5 million in 2010. From 2007 through 2011, The Tile Shop’s net sales and Adjusted EBITDA increased at compounded annual growth rates of 8.2% and 13.3% respectively. Since 2007, growth has been driven by a combination of opening 22 new retail locations and increases in same store sales. The Tile Shop has opened eight new stores to date in 2012. It intends to open an additional five stores during the balance of 2012 and expects to open no less than 15 stores in 2013. The Tile Shop employed 668 people on May 31, 2012.

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The Tile Shop’s net sales for the quarter ended March 31, 2012, were $45.9 million, an increase of 21.1% compared to $37.9 million in the first quarter of 2011, with same store sales increasing 9.9%.

William E. Watts, an officer of JWC Acquisition Corp. who will be Chairman of Tile Shop Holdings, stated “We are extremely excited to be partnering with The Tile Shop. The Tile Shop’s management team has truly built a dynamic destination specialty store that has emerged as a leader in the tile industry. This business combination will allow The Tile Shop to further penetrate new markets while selectively adding additional destination stores in their current markets. We look forward to completing the transaction and supporting the management team as they focus their efforts on building The Tile Shop into the nation’s leading coast-to-coast specialty retail destination tile store.”

All the members of The Tile Shop management team will continue in their current positions under the new ownership structure.

Summary of Business Combination Transaction

Under the terms of the proposed business combination, Tile Shop Holdings will become the owner of all of the equity of JWC Acquisition Corp. and The Tile Shop. The current stockholders of JWC Acquisition Corp. and the current owners of The Tile Shop will hold approximately 33% and 67%, respectively, of the issued and outstanding shares of the Tile Shop Holdings common stock, with Chief Executive Officer Robert Rucker owning approximately 18.5% of the issued and outstanding shares of Tile Shop Holdings common stock. The current owners of The Tile Shop also will receive $100 million in cash and promissory notes in an aggregate amount of $80 million less certain indebtedness and deferred compensation obligations outstanding at closing. The number of shares of Tile Shop Holdings common stock and the amount of cash to be received by the current owners of The Tile Shop will be subject to adjustment in accordance with the terms of the definitive agreement.

The cash currently held in JWC Acquisition Corp.’s trust account will be used to fund the cash payment to the current owners of The Tile Shop, redemption by public stockholders of JWC Acquisition Corp. of their common stock, administrative expenses of JWC Acquisition Corp. and transaction expenses, with any remaining cash being used for working capital and capital expenditures to facilitate growth initiatives and other general corporate purposes.

The boards of directors of JWC Acquisition Corp. and the board of managers of The Tile Shop have unanimously approved the proposed transaction. Completion of the transaction, which is expected during August 2012, is subject to approval by JWC Acquisition Corp. stockholders.

Citigroup Global Markets, lead financial advisor, and Telsey Advisory Group are providing advisory services to JWC Acquisition Corp. Legal counsel to The Tile Shop is Foley & Lardner LLP. Legal counsel to JWC Acquisition Corp. is McDermott Will & Emery LLP.

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Additional information about the transaction, as well as The Tile Shop operations and historical financial information, will be contained in an investor presentation that will be made public today and filed by JWC Acquisition Corp. with the Securities and Exchange Commission. Interested parties should visit the SEC website at www.sec.gov.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by JWC Acquisition Corp. with the SEC as an exhibit to a Current Report on Form 8-K.

Conference Call Scheduled

The Tile Shop and JWC Acquisition Corp. will host a conference call to discuss the proposed business combination with the investment community on Wednesday, June 27, 2012 at 11:00 a.m. ET. The call will be broadcast through The Tile Shop’s website, http://www.tileshop.com and click on the investor tab or at JWC Acquisition Corp.'s website, http://www.jwchilds.com/jwc-acquisition-corp. Investors may also participate in the conference call by dialing 800-344-6491 (US) or 785-830-7988 (international). A replay will be available by dialing 877-870-5176 (US) or 858-384-5517 (international) and entering replay pin number 5963245.

About The Tile Shop

The Tile Shop is a leading specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. The Tile Shop offers a wide selection of products, superior value, and enhanced customer service in a unique showroom setting. As of May 31, 2012, The Tile Shop operated 61 stores in 20 states, with an average footprint of 23,000 square feet.

About JWC Acquisition Corp.

JWC Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving JWC Acquisition Corp. and one or more businesses. JWC Acquisition Corp. is a Delaware corporation formed in 2010. Its securities are quoted on the OTC Bulletin Board under the ticker symbols JWCA, JWCAW and JWCAU.

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* This press release includes non-GAAP financial information of the The Tile Shop such as Adjusted EBITDA and Adjusted EBITDA Margin. The Tile Shop calculates Adjusted EBITDA by taking GAAP net income and adding interest expense, income taxes, depreciation and amortization, and stock-based compensation. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. The Tile Shop believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to The Tile Shop’s financial condition and results of operations. The Tile Shop’s management uses these non-GAAP measures to compare the company’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and The Tile Shop’s board of managers. The Tile Shop believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the company’s financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors. You should review the reconciliation of The Tile Shop’s non-GAAP financial measures to the comparable GAAP financial measures which will be contained in the Registration Statement on Form S-4 to be filed by Tile Shop Holdings, and not rely on any single financial measure to evaluate The Tile Shop’s business.

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DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NO ASSURANCES

There can be no assurance that the transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits of combining the companies will be realized. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transaction, copies of which will be filed by JWC Acquisition Corp. with the SEC as an exhibit to a Current Report on Form 8-K.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Tile Shop Holdings intends to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of JWC Acquisition Corp. in connection with the proposed business combination. JWC Acquisition Corp. will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. JWC Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with JWC Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the business combination because the proxy statement/prospectus will contain important information about The Tile Shop, Tile Shop Holdings, JWC Acquisition Corp. and the proposed business combination. The definitive proxy statement/prospectus will be mailed to stockholders of JWC Acquisition Corp. as of a record date to be established for voting on the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC's Internet site at http://www.sec.gov or by directing a request to: JWC Acquisition Corp., Bay Colony Corporate Center - North Entrance, 1000 Winter Street - Suite 4300, Waltham, Massachusetts 02451, tel. (617) 753-1100, Attention: Jeffrey J. Teschke.

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PARTICIPANTS IN THE SOLICITATION

JWC Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies to JWC Acquisition Corp.’s stockholders with respect to the transaction. A list of the names of those directors and officers and a description of their interests in JWC Acquisition Corp. is contained in JWC Acquisition Corp.’s annual report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC, and will also be contained in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination) when available.

FORWARD LOOKING STATEMENTS

This press release may include "forward looking statements" within the meaning of the "safe harbor" provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of JWC Acquisition Corp., The Tile Shop, Tile Shop Holdings and the combined company after completion of the proposed business combination, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution and Merger Agreement for the business combination (the "Business Combination Agreement"), (2) the outcome of any legal proceedings that may be instituted against JWC Acquisition Corp., The Tile Shop. Tile Shop Holdings or others following announcement of the Business Combination Agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of the JWC Acquisition Corp. or other conditions to closing in the Business Combination Agreement, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the transactions contemplated by the Business Combination Agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that The Tile Shop may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and other filings with the SEC by JWC Acquisition or Tile Shop Holdings.

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Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and JWC Acquisition, The Tile Shop and Tile Shop Holdings undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor: Brad Cohen: 763-852-2988 investorrelations@tileshop.com

Media: Brian Ruby: 203-682-8268 bruby@icrinc.com

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